Exhibit 99.2
CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of trivago N.V. (the "Company") to be held on June 30, 2021 at 15:30 CEST at the Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.Opening

2.Discussion of the annual report over the financial year 2020 (discussion item)

3.Adoption of the annual accounts over the financial year 2020 (voting item)

4.Explanation of the dividend and reservation policy (discussion item)

5.Appointment of the external auditor for the financial year 2021 (voting item)

6.Release of the managing directors from liability for the exercise of their duties during the financial year 2020 (voting item)

7.Release of the supervisory directors from liability for the exercise of their duties during the financial year 2020 (voting item)

8.Re-appointment of R. Dzielak as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2024 (voting item)

9.Appointment of E. Hart as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2024 (voting item)

10.Appointment of J. Breidenbach as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2024 (voting item)

11.Authorization of the management board to acquire shares in the Company’s capital (voting item)

12.Authorization of the management board to (i) issue and/or grant rights to subscribe for shares in the Company’s capital and (ii) limit or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, such shares (voting item)

13.Closing

No business shall be voted on at the AGM, except such items as included as voting items in the above-mentioned agenda.

The registration date for the AGM is June 2, 2021 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect

Exhibit 99.2
to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM (the "Persons with Meeting Rights").

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company ultimately on June 25, 2021. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.trivago.com).

Exhibit 99.2
EXPLANATORY NOTES TO THE AGENDA

2.    Discussion of the annual report over the financial year 2020 (discussion item)

The Company's annual report over the financial year 2020 has been made available on the Company's website (http://www.trivago.com) and at the Company's office address.

3.    Adoption of the annual accounts over the financial year 2020 (voting item)

The Company's annual accounts over the financial year 2020 have been made available on the Company's website (http://ir.trivago.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.    Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company's policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company's reserves for purposes such as funding the development and expansion of the Company's business, making future investments, financing capital expenditures and enhancing the Company's liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

5.    Appointment of the external auditor for the financial year 2021 (voting item)

It is proposed that Ernst & Young Accountants LLP ("EY") be appointed and instructed to audit the Company's annual report and annual accounts for the financial year 2021. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the supervisory board's approval of the terms of engagement proposed by EY for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend EY's current engagement as the Company's external auditor.

6.    Release of the managing directors from liability for the exercise of their duties during the financial year 2020 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2020. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2020.

Exhibit 99.2
7.    Release of the supervisory directors from liability for the exercise of their duties during the financial year 2020 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2020. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2020.

8.    Re-appointment of R. Dzielak as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2024 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint R. Dzielak as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2024.

Robert J. Dzielak has served as Expedia Group’s Chief Legal Officer and Secretary since March 2018, previously serving as its Executive Vice President, General Counsel and Secretary since April 2012. Mr. Dzielak had previously served as Senior Vice President and acting General Counsel since October 2011. Since joining the Expedia Group as Assistant General Counsel in April 2006 and through his service as Vice President and Associate General Counsel between February 2007 and October 2011, Mr. Dzielak held primary responsibility for the worldwide litigation portfolio of Expedia Group and its brands. Prior to joining Expedia Group, Mr. Dzielak was a partner at the law firm of Preston, Gates and Ellis, LLP (now K&L Gates LLP), where his practice focused on commercial and intellectual property litigation. Mr. Dzielak received his J.D. from The John Marshall Law School.

Mr. Dzielak does not hold any shares in the Company's share capital.

Mr. Dzielak has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

9.    Appointment of E. Hart as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2024 (voting item)

The Company's supervisory board has made a binding nomination to appoint E. Hart as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2024.

Eric M. Hart has served as the Chief Financial Officer of Expedia Group since April 2020, overseeing Expedia Group’s accounting, financial reporting and analysis, investor relations, treasury, internal audit, tax, and real estate teams. Mr. Hart had served as acting Chief Financial Officer since the departure of the former Chief Financial Officer in December of 2019. Mr. Hart has also served as Expedia Group’s Chief Strategy Officer since November 1, 2019 with responsibility for Expedia Group's strategy and business development, as well as global M&A and investments. Prior to assuming the Chief Strategy Officer position, Mr. Hart served as the General Manager of Expedia Group’s CarRentals.com brand for nearly three years. Prior to that, he oversaw corporate strategy for the Expedia Group, leading some of

Exhibit 99.2
Expedia Group’s largest acquisitions. Before joining Expedia Group, Mr. Hart spent time as a Vice President at Lake Capital, as a Project Leader at Boston Consulting Group, and as a Consultant at Accenture. Mr. Hart holds a bachelor’s degree from Georgia State University and a Master’s in Business Administration from University of Chicago Booth School of Business.

Mr. Hart does not hold any shares in the Company's share capital.

Mr. Hart has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

10.    Appointment of J. Breidenbach as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2024 (voting item)

The Company's supervisory board has made a binding nomination to appoint J. Breidenbach as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2024.

Joana Breidenbach is an internet entrepreneur, author and anthropologist. She is a member of the supervisory board of gut.org gAG, co-founder of the donation platform betterplace.org and founder of the think tank betterplace lab. Ms. Breidenbach holds a PhD degree from the Ludwig Maximilians University in Munich.

Ms. Breidenbach does not hold any shares in the Company's share capital.

Ms. Breidenbach has been nominated for her experience, background and skills and in order to improve diversity on the Company’s supervisory board.

11.    Authorization of the management board to acquire shares in the Company’s capital (voting item)

It is proposed to authorize the Company's management board, subject to the approval of its supervisory board as required by the Company's management board rules and articles of association, to resolve for the Company to acquire fully paid-up shares in the Company's capital (or depositary receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of American Depositary Receipts for Class A Shares on the NASDAQ Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of the AGM).
12.    Authorization of the management board to (i) issue and/or grant rights to subscribe for shares in the Company’s capital and (ii) limit or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, such shares (voting item)

Exhibit 99.2
It is proposed to authorize the Company's management board, for a period of 5 years following the date of the AGM, subject to the approval of the supervisory board to the extent required by the Company's internal rules and its articles of association, to resolve for the Company to (i) issue and/or grant rights to subscribe for shares in the Company's capital (irrespective of their class) and (ii) limit or exclude pre-emption rights in relation to an issuance of, or granting of rights to subscribe for, such shares, which authority will be limited to the Company's authorized share capital as included in its articles of association from time to time.